Exhibit 99.2

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, April 22, 2022

RESULT OF VOTING FOR DIRECTORS AT ANNUAL SHAREHOLDERS’ MEETING

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) is pleased to announce the results of the vote on Directors at its April 21, 2022 Annual Shareholders’ Meeting.

Each of the nominee directors listed in Fairfax’s management proxy circular dated March 4, 2022 was elected as a director. The voting results for the eleven directors nominated for election are set forth in the table below:

Name of Nominee	Vote For (Aggregate)%		Withhold Vote (Aggregate)%		Vote For (Subordinate Voting Shares)%		Withhold Vote (Subordinate Voting Shares)%
Robert J. Gunn	27,477,620	84.19	5,161,580	15.81	9,532,226	64.87	5,161,580	35.13
David L. Johnston	31,725,266	97.20	913,934	2.80	13,779,872	93.78	913,934	6.22
Karen L. Jurjevich	32,109,855	98.38	529,345	1.62	14,164,461	96.40	529,345	3.60
R. William McFarland	31,847,601	97.57	791,599	2.43	13,902,207	94.61	791,599	5.39
Christine N. McLean	31,444,709	96.34	1,194,491	3.66	13,499,315	91.87	1,194,491	8.13
Timothy R. Price	31,849,003	97.58	790,197	2.42	13,903,609	94.62	790,197	5.38
Brandon W. Sweitzer	31,519,846	96.57	1,119,354	3.43	13,574,452	92.38	1,119,354	7.62
Lauren C. Templeton	32,349,785	99.11	289,415	0.89	14,404,391	98.03	289,415	1.97
Benjamin P. Watsa	31,372,739	96.12	1,266,461	3.88	13,427,345	91.38	1,266,461	8.62
V. Prem Watsa	31,573,351	96.73	1,065,849	3.27	13,627,957	92.75	1,065,849	7.25
William C. Weldon	31,731,276	97.22	907,924	2.78	13,785,882	93.82	907,924	6.18

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946